Filed by Nuance Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nuance Communications, Inc.

Commission File No. of Subject Company: 000-30203

To our employees,

Three weeks have passed since the merger announcement and we think this is a good time to reflect on the excitement and positive reception surrounding our momentous news. The response has been encouraging as customers, partners, investors and the industry at large have greeted the merger with enthusiasm and recognize the benefits and opportunities it affords. As examples, the following quotes represent the sentiment we have seen among these important groups…

“Overall, I think this is good. I think it is good for the companies involved and I think it is good for the market… So by coming together they really provide a powerhouse speech provider that is capable of competing in this next generation of the market.”— Gartner

“It represents a positive step for the industry, extending the prospects of two industry stalwarts in the face of stepped up competition from Microsoft and IBM for share of the market for network and embedded speech.”—Opus Research

And of course, we want to graciously acknowledge and applaud the efforts and overwhelming energy from our employees around the world. Your sustained confidence and enthusiasm are critical for the months ahead and we thank you in advance for your patience and support as we embark upon this process and bring these two great companies together.

There are many difficult decisions and much work that lie ahead. We recognize these can be frustrating times and would like to affirm that we are working as hard and fast as we can to answer questions and make decisions in the interest of everyone involved. Thankfully we have already established excellent working relationships and have cemented a spirit of cooperation as we set forth on the integration planning.

We understand mergers of this size take months to complete and the process at times can be confusing or stressful. At this stage people obviously have many questions, but unfortunately, we do not yet have many of the answers. As an initial step in this process, today you’ll receive the first of regular communiqués from various business leaders in our two companies that begin to answer your questions and provide updates on the progress we’ve made.

As we said at the onset of this relationship, there is a tremendous opportunity ahead of us. Three weeks ago, we changed the face of our companies and in doing so will change the course of the industry. Together, we possess the technology, the partnerships and the people that can fulfill our vision for speech and goals for our company.

Thank you again for your enthusiasm, your patience and your support.

Paul Ricci	Chuck Berger

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, benefits and synergies of the transaction, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability of ScanSoft to successfully integrate Nuance’s operations and employees; the ability to realize anticipated synergies; and the other factors described in ScanSoft’s Annual Report on Form 10K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.